SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

Enclosure:     Press Release -COPA AIRLINES ANNOUNCES 5 NEW DESTINATIONS FOR 2006

Copa Airlines Announces 5 New Destinations for 2006

Airline will fly to Port of Spain, Trinidad y Tobago; Manaus, Brazil;
Santiago de los Caballeros, Dominican Republic; Montevideo, Uruguay; and
San Pedro Sula, Honduras

          PANAMA CITY, March 27 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), announced today it will begin flights to five new destinations in Latin America from its Hub of the Americas in Panama City, Panama starting in July.  The new destinations are:

City	Country	Frequency	Start Date

Port of Spain	Trinidad & Tobago	Daily	July 7
Manaus	Brazil	Daily	July 15
Santiago de los Caballeros	Dominican Republic	Daily	July 15
Montevideo	Uruguay	5 times per week*	Aug. 15
San Pedro Sula	Honduras	Daily	Nov. 13

* Daily staring December 2006

          “These new routes are part of Copa Airlines’ regional expansion and consolidation plan, which provides our customers a greater number of travel options and convenient connections through our Hub of the Americas in Panama,” said Jorge Garcia, Commercial Vice President, Copa Airlines.  “Our new flights contribute to the growth of commerce and tourism in these important cities.”

          As part of its expansion plan, Copa Airlines this year will receive two new Boeing 737 Next Generation aircraft and four new Embraer 190AR aircraft. Copa will operate the Montevideo route with Boeing 737 NG aircraft, and will utilize the Embraer 190AR aircraft on the flights to Manaos, Santiago and Port of Spain.  The Brazilian-made Embraer aircraft seats 94 passengers, with 10 in Clase Ejecutiva (Business Class) and 84 in tourist class.  These modern aircraft are equipped with high-tech features such as “winglets,” efficient and powerful GE CF34-10E engines, and Honeywell Corporation aviation equipment.

          Copa Airlines is a leading Latin American provider of international airline passenger service. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass(R). For more company information, visit http://www.copaair.com .

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 03/27/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO